

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2023

D. Victor Perlroth, M.D.
Chairman and Chief Executive Officer
Kodiak Sciences Inc.
1200 Page Mill Road
Palo Alto, California 94304

      Re: Kodiak Sciences Inc.
          Registration Statement on Form S-3
          Filed March 31, 2023
          File No. 333-271043

Dear D. Victor Perlroth:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Dillon Hagius at 202-551-7967 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Life Sciences

cc: Anitha Anne